EXHIBIT 99.1

Cronos Group Inc. Announces Third Quarter 2019 Results

Closed Redwood U.S. Hemp-Based Products Platform and Cronos Fermentation Facility Acquisitions

Announced the launch PEACE+™, A New Hemp-Derived U.S. Brand

Advanced Operational Readiness of Cronos Israel with Completed Construction of Manufacturing Facility

TORONTO, Nov. 12, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”), today announced financial results and business highlights for the three- and nine-months ending September 30, 2019.

“As demonstrated by our progress in the third quarter, we are making great strides to advance the development and diversity of our portfolio and to expand our manufacturing capabilities,” said Mike Gorenstein, CEO of Cronos Group. “We are confident that our platform strategy and focus on consumer driven innovation will continue to differentiate Cronos Group and drive growth and value creation over the long-term.”

Financial Results Third Quarter 2019

($ in 000s, except where noted otherwise)	Three Months Ended				Nine Months Ended
	September 30,		Change		September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Financial Results
Net Revenue	$12,700	$3,760	$8,940	238%	$29,407	$10,099	$19,308	191%
Gross Margin before Fair Value Adjustments	41%	55%	--	--	48%	55%	--	--
Adjusted EBITDA(1)	$(23,932)	$(3,201)	$(20,731)	648%	$(50,651)	$(7,097)	$(43,554)	614%
Canadian Extract Sales (% of Net Product Revenue)	9%	29%	--	--	16%	19%	--	--

Operating Results for Non-U.S. Markets
Kilograms Sold	3,142	514	2,628	511%	5,837	1,472	4,365	297%
Net Product Revenue / Gram Sold	$3.75	$7.18	$(3.43)	(48%)	$4.86	$6.74	$(1.88)	(28%)
Cost of Sales before Fair Value Adj. / Gram Sold	2.27	3.28	(1.01)	(31%)	2.55	3.06	(0.51)	(17%)

Balance Sheet(2)
Cash and Cash Equivalents	$1,475,459	$41,482	$1,433,977	3,457%
Short-Term Investments	517,064	—	517,064	NA
Derivative Liabilities	545,514	—	545,514	NA
(1) See “Non-IFRS Measures” for information related to Adjusted EBITDA.
(2) Dollar amounts are as of the last day of the period indicated.

  Net revenue was $12.7 million in Q3 2019, representing a 238% increase from $3.8 million in Q3 2018, primarily driven by the launch of the adult-use market in Canada and the inclusion of Redwood from the date of closing on September 5, 2019 to the end of the quarter. Net revenue increased 24% quarter-over-quarter from $10.2 million in Q2 2019, primarily driven by increased sales in domestic dried cannabis and the inclusion of Redwood.
  3,142 kilograms were sold in Canada in Q3 2019, representing a 511% increase from 514 kilograms sold in Q3 2018, primarily driven by increased cannabis production and the launch of the adult-use market in Canada. Kilograms sold increased 98% quarter-over-quarter from 1,584 kilograms sold in Q2 2019, primarily driven by increased domestic wholesale sales.
  Cost of sales before fair value adjustments per gram sold for the non-U.S. market was $2.27 in Q3 2019, representing a 31% decrease from $3.28 in Q3 2018 and a 25% decrease from $3.01 in Q2 2019. The decrease quarter-over-quarter was driven by lower production cost on a per gram basis.

($ in 000s, except where noted otherwise)	Third	Second
	Quarter	Quarter	Change
	2019	2019	$	%
Financial Results
Net Revenue	$12,700	$10,237	$2,463	24%
Gross Margin before Fair Value Adjustments	41%	53%	--	--
Adjusted EBITDA(1)	$(23,932)	$(17,772)	$(6,160)	35%
Canadian Extract Sales (% of Net Product Revenue)	9%	20%	--	--

Operating Results for Non-U.S. Markets
Kilograms Sold	3,142	1,584	1,558	98%
Net Product Revenue / Gram Sold	$3.75	$6.44	$(2.69)	(42%)
Cost of Sales before Fair Value Adj. / Gram Sold	2.27	3.01	(0.74)	(25%)

Balance Sheet(2)
Cash and Cash Equivalents	$1,475,459	$1,579,231	$(103,772)	(7%)
Short-Term Investments	517,064	744,936	(227,872)	(31%)
Derivative Liabilities	545,514	1,399,594	(854,080)	(61%)
(1) See “Non-IFRS Measures” for information related to Adjusted EBITDA.
(2) Dollar amounts are as of the last day of the period indicated.

Business Highlights

Brand Portfolio

In September 2019, Cronos Group completed the acquisition of four operating subsidiaries of Redwood Holding Group, LLC (collectively, “Redwood”). The acquisition expands Cronos Group’s market reach in the U.S. with an innovative hemp-derived cannabidiol (“CBD”) consumer products portfolio sold under the premier Lord Jones™ brand.

Throughout the third quarter, Lord Jones™ launched several new products within the cosmetics and personal care category. These new launches include: Lord Jones CBD Formula Heavy Duty Chill Balm, a nourishing balm that melts on contact leaving skin with a velveteen finish, Lord Jones CBD Formula Bath Salts, small-batch bath salts made from pink Himalayan salt, arnica, magnesium-rich Epsom salts, calendula petals, and a unique blend of terpenes and essential oils to help support body relaxation and the Lord Jones + Tamara Mellon CBD Formula Stiletto Cream, a specially formulated CBD-infused Stiletto Cream for foot application before and after wearing shoes, in collaboration with luxury shoe brand Tamara Mellon.

Today, Cronos Group announced the introduction of PEACE+™, a new hemp-derived CBD brand in the U.S. PEACE+™ is about more than making a better, high-quality hemp-derived CBD product; it stems from the belief that well-being can lead to a better world, full of positivity and possibility. It’s a belief that extends beyond the products and into everything the brand seeks to do and stand for. PEACE+™ will sell hemp-derived CBD tincture products through a test market of approximately 1,000 retail stores in the U.S. The Company intends to utilize Altria Group, Inc.’s (“Altria”) sales and distribution network to access the U.S. convenience store retail channel in order to gain consumer insights prior to expanding distribution more broadly.

Global Sales and Distribution

Cronos Group recently added the province of Alberta to its Canadian domestic distribution network for adult-use products. The Company currently sells dried flower, pre-rolls and cannabis oils through its adult-use brands, COVE™ and Spinach™, to cannabis control authorities in Ontario, British Columbia, Nova Scotia and Prince Edward Island, as well as to private-sector retailers in Saskatchewan. These six provinces together represent approximately 70% of the Canadian population. As the Company’s distribution and supply chain grows, and as a result of the implementation of new regulations on October 17, 2019, which allows for the sale of additional cannabis derivative products and format factors starting in December 2019, the Company intends to increase penetration within existing markets and expand its distribution into additional provinces and territories in Canada as the industry’s infrastructure and retail channels develop.

On October 25, 2019, Cronos Australia completed the previously announced Cronos Australia IPO. Under the Cronos Australia IPO, Cronos Australia issued approximately 40 million new shares at an offering price of AUD$0.50 per share. Following completion of the Cronos Australia IPO, the Company holds approximately 31% of the issued capital of Cronos Australia. Cronos Australia started trading on the Australian Securities Exchange in early November 2019. The Cronos Australia IPO enables Cronos Group to continue to participate in Cronos Australia’s growth as they work to become the market leader for medicinal cannabis in the Asia-Pacific region.

Established in February 2018 as a joint venture between Cronos Group and NewSouthern Capital Pty Ltd., the launch of Cronos Australia reinforces Cronos Group’s commitment to advancing cannabis research and producing and distributing products and brands on a global scale. Cronos Australia plans to import and distribute PEACE NATURALS™ products to the Australian medical cannabis market while also developing its own branded products, subject to obtaining applicable licenses, permits and other regulatory approvals.

Global Supply Chain

The Cronos Israel facility continues to move closer to operational readiness. Construction of Cronos Israel’s greenhouse was completed in the first half of 2019 and its manufacturing facility was completed in the third quarter of 2019. Cronos Israel is now beginning the GMP certification process for the facility, which is expected to occur in phases throughout 2020 in relation to the manufacturing processes for bottled flower, pre-rolls, and oil.

In August 2019, the Company entered into a credit agreement (the “Credit Agreement”), as administrative agent and lender, with Cronos Growing Company Inc. (“Cronos GrowCo”), as borrower, in respect of a $100 million secured non-revolving term loan credit facility (the “Credit Facility”). Cronos GrowCo, a 50/50 joint venture owned by Cronos Group and a group of investors led by Bert Mucci, intends to use the funds available under the Credit Facility to fund the construction of the previously announced custom-built greenhouse (the “Facility”) and for general operations.

Construction of the Facility has commenced. Cronos Group expects to complete the structure of the Facility in the fourth quarter of 2019 and expects the Facility to become operational in phases in the second half of 2020. The Facility’s construction completion is subject to obtaining the relevant building and occupancy permits along with other customary approvals. Commencement of operations at the Facility will be subject to obtaining the appropriate licenses under applicable law.

Subsequent to the third quarter of 2019, Cronos Group has undertaken certain initiatives to better align with its evolving business and strategic pillars, which aim to create sustainable long-term value in the areas of research and development and marketing innovative branded products. This realignment also comes in consideration of the new Cannabis Regulations, which were announced on October 17, 2019 and amend the Cannabis Act and Cannabis Regulations to, among other things, allow for the production and sale of extracts (including concentrates), edibles and topicals. Certain facilities at the Peace Naturals Campus will be partially repurposed from cultivation to provide for additional R&D activities, production and manufacturing of derivative products, and will allow for increased vault and warehousing capabilities. In addition, certain facilities at the Peace Naturals Campus will transition to R&D areas focused on new technologies for value-added product manufacturing.

Intellectual Property Initiatives

This quarter Cronos Group closed the previously announced acquisition of a GMP compliant fermentation and manufacturing facility in Winnipeg, operating as “Cronos Fermentation”. Cronos Fermentation’s facilities include fully equipped laboratories covering microbiology, organic and analytical chemistry, quality control and method development as well as two large scale microbial fermentation production areas. The Company is in the process of aligning specifications for the equipment and manufacturing required for the production and downstream processing of cannabinoids. To support this work, a team of engineers, scientists, production and quality assurance personnel that previously worked at the facility joined the Company in November 2019.

Commercial production at the facility is subject to completion of the equipment alignment for cannabinoid-based production, the receipt of the appropriate licenses from Health Canada for the production of cultured cannabinoids under the Cannabis Act and the achievement of milestones under the Ginkgo Bioworks Inc. partnership, which aims to bring innovation and biological manufacturing to the cannabis industry and allow for cannabinoid production at large scale and with greater efficiency compared to traditional cultivation and extraction.

Appointments

With the completion of the Redwood acquisition, Robert Rosenheck, the co-founder and CEO of Redwood and the Lord Jones™ brand, will also assume responsibility for Cronos Group’s operations, marketing, and brand strategy in the U.S. hemp-derived CBD market. In addition, Cronos Group has appointed Jeff Jacobson, most recently Head of Sales and Business Development of Cronos Group, as General Manager of Canada and Europe. In this role, Mr. Jacobson will be responsible for the Company’s operations, sales and manufacturing in Canada and Europe. With this shift in resources, David Hsu, Chief Operating Officer, and William Hilson, Chief Commercial Officer, will be transitioning from the Company at the end of the year. The Cronos Group team extends their gratitude to Mr. Hsu and Mr. Hilson for their service and contributions to the Company.

On September 30, 2019, in connection with its investment in the Company, Altria nominated Jody Begley to the Cronos Group board of directors. Mr. Begley is currently Senior Vice President, Tobacco Products for Altria in which he oversees more than $24 billion in net revenues. Altria’s nomination replaces one of its previous director designees, K.C. Crosthwaite, who resigned from the Cronos Group board of directors.

Conference Call

The Company will host a conference call and live audio webcast on Tuesday November 12, 2019 at 8:30 a.m. EST to discuss third quarter 2019 results. The call will last approximately one hour. Instructions for the conference call are provided below:

  Live audio webcast: https://ir.thecronosgroup.com/events/event-details/cronos-group-third-quarter-2019-earnings-conference-call
  Toll Free from the U.S. and Canada dial-in: (866) 795-2258
  International dial-in: (409) 937-8902
  Conference ID: 1678761

An audio replay of the call will be archived on the Company’s website for replay.

About Cronos Group

Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™, and Lord Jones™, a hemp-derived cannabidiol (CBD) personal care brand. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com; www.lordjones.com.

Forward-looking statements
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"), which are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe”, or other similar words, expressions, phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this press release, include, but are not limited to, statements with respect to: the anticipated benefits of our joint ventures, strategic alliances, investees, research and development initiatives, acquisitions and other commercial arrangements, including the ability to produce and distribute the target cannabinoids under our strategic partnership with Ginkgo Bioworks, Inc. and the anticipated benefits of the Redwood and Cronos Fermentation acquisitions; the ability to expand product offerings, successfully create and launch brands and further create and scale hemp-derived consumer products through the Company’s acquisition of Redwood and derivative products in Canada; the ability to expand the Company’s sales and distribution network and establish a global supply chain, including the anticipated benefits therefrom; our ability to execute on our growth strategy, including the construction of production facilities and the commencement of operations by us, our joint ventures and other investees and the timing thereof; our ability to successfully repurpose certain facilities to pursue R&D activities and the anticipated benefits thereof; the ability of Cronos Group, our joint ventures, investees, strategic partners and commercial counterparties to obtain all necessary licenses, permits and approvals; our business and operations; our strategy for future growth; our intention to build an international iconic brand portfolio and develop disruptive intellectual property; and the growth potential of the cannabis industry and our ability to realize such opportunity. No forward-looking statement can be guaranteed and Cronos Group cannot guarantee the forward-looking statements contained herein. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this press release. Such factors include, without limitation, those discussed in the Company's most recent management’s discussion and analysis and the Company’s annual information form for the year ended December 31, 2018, both of which have been filed on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

All references in this press release to “dollars”, “C$” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2019 and December 31, 2018
(in thousands of CDN $)

	Notes	As at September 30, 2019	As at December 31, 2018
Assets
Current assets
Cash and cash equivalents	23(a)	$1,475,459	$32,634
Short-term investments	23(a)	517,064	-
Interest receivable	23(a)	3,829	-
Accounts receivable	23(a)	12,655	4,163
Sales taxes receivable		4,624	3,419
Current portion of loans receivable	7,23(a)	6,083	314
Prepaid expenses and other assets		11,742	3,876
Biological assets	4	2,101	9,074
Inventory	4	52,865	11,584
Total current assets		2,086,422	65,064
Advances to joint ventures	5,23(a)	26,367	6,395
Net investments in equity accounted investees	5	1,389	4,038
Other investments	6	-	705
Loans receivable	7,23(a)	44,082	-
Property, plant and equipment	9	216,277	171,720
Right-of-use assets	3,12	7,957	171
Intangible assets	10	96,047	11,234
Goodwill	8,10	284,227	1,792
Total assets		$2,762,768	$261,119

Liabilities
Current liabilities
Accounts payable and other liabilities	23(b)	57,722	15,372
Holdbacks payable	23(b)	-	7,887
Government remittances payable	23(b)	738	1,123
Current portion of lease obligations	3,12,23(b)	420	41
Construction loan payable	13,23(b)	-	20,951
Derivative liabilities	14,23(b)	545,514	-
Total current liabilities		604,394	45,374
Lease obligations	3,12,23(b)	7,744	119
Due to non-controlling interests	11,23(b)	2,378	2,136
Deferred income tax liability	21	77	1,850
Total liabilities		$614,593	$49,479
Shareholders' equity
Share capital	15(a)	693,620	225,500
Share-based reserve	16	11,808	7,789
Retained earnings (accumulated deficit)		1,443,382	(22,715)
Accumulated other comprehensive (loss) income		(98)	930
Total equity attributable to shareholders of Cronos Group		2,148,712	211,504
Non-controlling interests	3,11	(537)	136
Total shareholders' equity		2,148,175	211,640
Total liabilities and shareholders' equity		$2,762,768	$261,119

Commitments and contingencies	20
Subsequent events	27

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three and nine months ended September 30, 2019 and September 30, 2018
(in thousands of CDN $, except share and per share amounts)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2019	2018	2019	2018
Gross revenue	17	$13,339	$3,760	$31,111	$10,099
Excise taxes		(639)	-	(1,704)	-
Net revenue		12,700	3,760	29,407	10,099
Cost of sales
Cost of sales before fair value adjustments		7,432	1,688	15,178	4,509
Gross profit before fair value adjustments		5,268	2,072	14,229	5,590
Fair value adjustments
Unrealized change in fair value of biological assets	4	10,015	(1,533)	(7,562)	(11,108)
Realized fair value adjustments on inventory sold in the period		14,617	1,511	21,896	6,330
Total fair value adjustments		24,632	(22)	14,334	(4,778)
Gross profit (loss)		(19,364)	2,094	(105)	10,368
Operating expenses
Sales and marketing		6,057	598	12,915	1,548
Research and development		3,439	-	8,072	-
General and administrative		21,270	4,820	46,057	11,500
Share-based payments	16	3,125	1,223	5,864	2,947
Depreciation and amortization	9,10,12	907	330	2,052	938
Total operating expenses		34,798	6,971	74,960	16,933
Operating loss		(54,162)	(4,877)	(75,065)	(6,565)
Other income (expense)
Interest income (expense)		11,703	(62)	26,954	(121)
Financing and transaction costs		(8,031)	-	(42,097)	-
Gain on revaluation of derivative liabilities	14	835,079	-	1,535,405	-
Gain on revaluation of financial liabilities	16(d)	194	-	194	-
Share of (loss) income from equity accounted investees	5	(746)	20	(2,001)	64
Gain on disposal of Whistler	5	-	-	20,606	-
Gain on other investments	6	-	-	924	221
Total other income (expenses)		838,199	(42)	1,539,985	164
Income (loss) before income taxes		784,037	(4,919)	1,464,920	(6,401)
Deferred income tax (recovery) expense	21	(3,959)	2,352	(1,737)	1,197
Net income (loss)		$787,996	$(7,271)	$1,466,657	$(7,598)
Net income (loss) attributable to:
Cronos Group		$788,368	$(7,210)	$1,467,314	$(7,537)
Non-controlling interests	11	(372)	(61)	(657)	(61)
		$787,996	$(7,271)	$1,466,657	$(7,598)
Other comprehensive income (loss)
Gain (loss) on revaluation or disposal of other investments	6,21	$(300)	$233	$(197)	$237
Foreign exchange gain (loss) on translation of subsidiaries	2(a),11	(755)	3	(843)	3
Total other comprehensive income (loss)		(1,055)	236	(1,040)	240
Comprehensive income (loss)		$786,941	$(7,035)	$1,465,617	$(7,358)
Comprehensive income (loss) attributable to:
Cronos Group		$786,327	$(6,975)	$1,466,286	$(7,298)
Non-controlling interests	11	(386)	(60)	(669)	(60)
		$786,941	$(7,035)	$1,465,617	$(7,358)
Earnings (loss) per share
Basic	18	$2.33	$(0.04)	$4.92	$(0.04)
Diluted	18	$0.53	$(0.04)	$1.22	$(0.04)
Weighted average number of outstanding shares
Basic	18	338,957,949	177,483,122	297,964,058	170,097,232
Diluted	18	369,268,672	177,483,122	333,618,691	170,097,232

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2019 and September 30, 2018
(in thousands of CDN $)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2019	2018	2019	2018
Operating activities
Net income (loss)		$787,996	$(7,271)	$1,466,657	(7,598)
Items not affecting cash and cash equivalents:
Unrealized change in fair value of biological assets	4	10,015	(1,533)	(7,562)	(11,108)
Realized fair value adjustments on inventory sold in the period		14,617	1,511	21,896	6,330
Share-based payments	16	3,125	1,223	5,864	2,947
Depreciation and amortization	9,10,12	907	330	2,052	938
Depreciation relieved on inventory sold	22	1,566	145	2,164	361
Gain on revaluation of derivative liabilities	14	(835,079)	-	(1,535,405)	-
Gain on revaluation of financial liabilities	16(d)	(194)	-	(194)	-
Share of loss (income) from equity accounted investees	5	746	(20)	2,001	(64)
Gain on disposal of Whistler	5	-	-	(20,606)	-
Gain on other investments	6	-	-	(924)	(221)
Deferred income tax (recovery) expense	21	(3,959)	2,352	(1,737)	1,197
Foreign exchange loss (gain)		822	2	914	(10)
Net changes in non-cash working capital	22	(6,996)	(9,377)	(37,537)	(26,039)
Cash and cash equivalents used in operating activities		(26,434)	(12,638)	(102,417)	(33,267)
Investing activities
Maturity (purchase) of short-term investments, net		227,872	-	(517,064)	-
Advances to joint ventures	5	93	(2,674)	(21,200)	(2,674)
Investments in equity accounted investees	5	-	(201)	(2,200)	(201)
Proceeds from sale of other investments	6	-	-	26,078	967
Payment to exercise ABcann warrants	6	-	-	-	(113)
Advances on loans receivable	7	(27,450)	-	(43,800)	-
Proceeds from repayment of loans receivable	7	314	-	314	-
Purchase of property, plant and equipment	8	(22,055)	(34,229)	(49,954)	(71,896)
Purchase of intangible assets	9	(137)	(125)	(765)	(294)
Acquisition of Redwood	8	(301,368)	-	(301,368)	-
Cash assumed on acquisition	8,11	3,922	1,304	3,922	-
Cash and cash equivalents used in investing activities		(118,809)	(35,925)	(906,037)	(74,211)
Financing activities
Advance from non-controlling interests	11	129	-	242	-
Repayment of lease obligations	12	(336)	-	(552)	-
Repayment of construction loan payable	13	-	-	(21,311)	-
Payment of accrued interest on construction loan payable	13	-	-	(121)	(185)
Proceeds from Altria Investment	14,15(a)	-	-	2,434,757	-
Proceeds from share issuance	15(a)	-	-	-	146,993
Share issuance costs	15(a)	(5)	(35)	(5,007)	(9,479)
Proceeds from exercise of warrants and options	16(a),16(b)	7	471	1,939	2,423
Withholding taxes paid on share appreciation rights	16(b)	(33)	-	(1,149)	-
Proceeds from exercise of Top-up Rights	14(c),15(a)	40,860	-	41,688	-
Cash and cash equivalents provided by financing activities		40,622	436	2,450,486	139,752
Net change in cash and cash equivalents		(104,621)	(48,127)	1,442,032	32,274
Cash and cash equivalents - beginning of period		1,579,231	89,609	32,634	9,208
Effects of foreign exchange on cash and cash equivalents		849	-	793	-
Cash and cash equivalents - end of period		$1,475,459	$41,482	$1,475,459	$41,482

Supplemental cash flow information
Interest paid		$77	189	$829	684
Interest received		2,402	-	12,456	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Non-IFRS Measures

The Company uses certain measures that are not recognized under International Financial Reporting Standards (“IFRS”), do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as a supplement to those IFRS measures to provide additional information regarding the Company’s results of operations from management’s perspective. Accordingly, non-IFRS measures should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Each non-IFRS measure is reconciled to its most directly comparable IFRS measure.

Adjusted EBIT
Adjusted earnings before interest and tax (“Adjusted EBIT”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBIT is defined as net income or loss, excluding interest expense, interest income, deferred income tax expense or recovery, share-based payments, unrealized change in the fair value of biological assets, realized fair value adjustments on inventory sold, financing and transaction costs, gain on revaluation of derivative liabilities, gain on revaluation of financial liability, share of income or loss from investments in equity accounted investees and gain or loss on investments. The Company believes that Adjusted EBIT is useful to compare its operating profitability across periods.

Adjusted EBITDA
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBITDA is defined as Adjusted EBIT excluding depreciation and amortization. The Company believes that Adjusted EBITDA is useful to compare its ability to generate cash from operations across periods.

Reconciliation of non-IFRS measures
A reconciliation of Adjusted EBIT and Adjusted EBITDA to net income, the most directly comparable IFRS measure, is presented in the following table.

($ in 000s)	Third	Second	Third
	Quarter	Quarter	Quarter
	2019	2019	2018
Net Income (Loss)	$787,996	$250,968	$(7,271)
Adjustments
Interest (Income) Expense	(11,703)	(12,531)	62
Deferred Income Tax Expense (Recovery)	(3,959)	(335)	2,352
Share-Based Payments	3,125	2,002	1,223
Unrealized Change in Fair Value of Biological Assets	10,015	(4,024)	(1,533)
Realized Fair Value Adjustments on Inventory Sold	14,617	3,557	1,511
Financing and Transaction Costs	8,031	4,505	—
Gain on Revaluation of Derivative Liabilities	(835,079)	(263,943)	—
Gain on Revaluation of Financial Liabilities	(194)	—	—
Share of Loss (Income) from Investments in Equity Accounted Investees	746	991	(20)
Gain on Disposal of Whistler	—	—	—
Gain on Other Investments	—	—	—
Adjusted EBIT	(26,405)	(18,810)	(3,676)
Depreciation and Amortization	2,473	1,038	475
Adjusted EBITDA	(23,932)	(17,772)	(3,201)

For further information, please contact:
Anna Shlimak
Investor Relations
Tel: (416) 504-0004
investor.relations@thecronosgroup.com